UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission file number: 1-15659

Dynegy Inc. 401(k) Savings Plan

(Full title of the plan)

Dynegy Inc.

1000 Louisiana

Suite 5800

Houston, Texas 77002

(Name of issuer of the securities held

pursuant to the plan and the address

of its principal executive office)

DYNEGY INC. 401(k) SAVINGS PLAN

Financial Statements for the

Years Ended December 31, 2005 and 2004

and Report of Independent Registered Public Accounting Firm

Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

NOTES TO THE FINANCIAL STATEMENTS	4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4(i): – Schedule of Assets (Held at End of Year)	16

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE	17

EXHIBIT 23.1 - CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Dynegy Inc. Benefit Plans Committee for

the Dynegy Inc. 401(k) Savings Plan

We have audited the accompany statements of net assets available for benefits of the Dynegy Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule, listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas

May 31, 2006

DYNEGY INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Investments:
Cash and temporary cash investments	$100	$240
Investments at fair value:
Plan interest in Dynegy Inc. Master Trust	28,345,464	50,555,929
Registered investment companies	100,560,683	77,338,188
Common collective trust	22,841,172	26,308,575
Common stocks	142,372	108,877
Participant loans	2,921,185	5,281,896

Total investments	154,810,976	159,593,705

Receivables:
Employer contributions receivable	63,490	82,380
Class action settlement proceeds receivable	—	22,977,084

Total receivables	63,490	23,059,464

TOTAL ASSETS	154,874,466	182,653,169

NET ASSETS AVAILABLE FOR BENEFITS	$154,874,466	$182,653,169

The accompanying notes are an integral part of these financial statements

DYNEGY INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
Additions to net assets attributed to:
Contributions:
Employee	$7,821,301
Employer	3,907,645

Total contributions	11,728,946

Investment income:
Net appreciation in fair value of investments	8,740,594
Dividend and interest income	3,424,684
Interest on participant loans	262,718
Other income	1,065

Total investment income	12,429,061

TOTAL ADDITIONS	24,158,007

DEDUCTIONS:
Deductions from net assets attributed to:
Benefit payments	51,890,141
Administrative expenses	46,569

TOTAL DEDUCTIONS	51,936,710

NET DECREASE	(27,778,703)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	182,653,169

End of year	$154,874,466

The accompanying notes are an integral part of these financial statements

DYNEGY INC. 401(k) SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	DESCRIPTION OF PLAN

The following description of the Dynegy Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Effective May 1, 1989, Natural Gas Clearinghouse, the predecessor company to Dynegy Inc. (collectively, the “Company”), established this Plan which qualifies under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is a trusteed, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan and related trust are established and maintained for the exclusive benefit of participating employees of the Company and certain of its affiliates (the Company and its affiliates that participate in the Plan are each referred to herein as the “Employer”). The Dynegy Inc. Benefit Plans Committee serves as the “Plan Administrator” for the Plan.

As of December 31, 2005, the following entities were participating in the Plan: Calcasiou Power, LLC, Dynegy Operating Company, Dynegy Energy Services Inc., Dynegy Marketing and Trade, Sithe Energies, Inc. and Sithe Energies Power Services, Inc.

Dynegy Midstream Services, Limited Partnership (“DMS”) ceased participating in the Plan on October 31, 2005.

Participant Accounts

Each participant’s accounts are credited with the participant’s contributions and allocations of the Employer’s contributions and Plan earnings. For participants with loans, a loan administrative fee is charged to their respective account each year.

Forfeitures

At December 31, 2005 and 2004, forfeited nonvested accounts totaled $274,593 and $287,403 respectively. Forfeitures are applied to reduce Employer matching contributions and/or to pay Plan administrative expenses. In 2005, Employer matching contributions were reduced by $239,448 and administrative expenses were reduced by $32,745 from forfeitures from nonvested accounts.

Investment of Funds

Each participant has the right upon enrollment to select the fund(s) into which the participant’s before-tax, after-tax and rollover contributions (and the earnings allocable thereto) will be invested. A participant may change the allocation of such participant contributions made to the selected funds or transfer amounts among investment funds during the Plan year in accordance with the procedures established by the Plan Administrator. Employer matching and discretionary contributions are made to the Dynegy Stock Fund (the “Stock Fund”) which are allocated to participants as units in the Stock Fund. A participant may transfer such Employer contributions (and the earnings allocable thereto) among investment funds anytime after they are initially credited to his or her account, subject to the limitations contained in the Company’s insider trading policy.

Eligibility and Contributions

All employees of the Employer are eligible to participate in the Plan other than (a) employees covered by a collective bargaining agreement (unless such agreement provides for coverage under the Plan), (b) certain nonresident aliens, (c) leased employees, (d) employees who have waived participation in the Plan and (e) individuals who are deemed to be employees under certain Treasury regulations. Participation in the Plan commences immediately upon employment as an eligible employee after such employee follows the Plan’s enrollment procedure. A participant’s election to make before-tax and/or after-tax contributions to the Plan is voluntary. Notwithstanding the foregoing, participation in the Plan is voluntary for an eligible employee who is also entitled to accrue a benefit or service credit under the Dynegy Midstream Services Retirement Plan (formerly the Trident NGL, Inc. Retirement Plan) (the “Dynegy Midstream Plan”), and such an employee will not be eligible to receive an allocation of Employer discretionary contributions under the Plan.

Participants may make before-tax contributions by payroll deduction up to the legal dollar limit. Participants may also make after-tax contributions in cash or by payroll deduction. Total contributions are limited to the extent required by law. A participant may “roll-over” into the Plan amounts distributed from another eligible retirement plan.

The Employer contributes a match each pay period to the Plan equal to 100% of the participant’s before-tax contributions that are not in excess of 5% of the participant’s “Compensation” (as defined by the Plan) for such pay period. In addition, each calendar year the Employer makes a “true-up” matching contribution, if necessary, on behalf of each participant who was an eligible employee on the last day of the year that takes into account the participant’s before-tax contributions and Compensation for the year. Employer matching contributions are made to the Stock Fund in the Master Trust (as defined below) and allocated to participants as units in the Stock Fund. Dividends on stock held in the Stock Fund are also invested in the Stock Fund. See Notes 4 and 6 for more information.

In addition, the Employer may make a discretionary contribution for a calendar year that is allocated based on Compensation to (a) participants who are eligible employees on the last day of the year and who are not accruing benefits or service credit under the Dynegy Midstream Plan and (b) participants who terminated employment during the year on or after attaining age 65 or by reason of death or disability and who, immediately prior to such termination, were not accruing benefits or service credit under the Dynegy Midstream Plan. The discretionary contribution is made to the Stock Fund and allocated to participants as units in the Stock Fund. No contributions were made under this arrangement during plan years 2005 and 2004.

Vesting

Generally, participants vest in Employer matching and discretionary contributions as follows:

Years of Service	Vesting Percentage
1	25%
2	50%
3	75%
4	100%

Participants also become 100% vested in such contributions upon (a) attaining normal retirement age (age 65) while employed by the Employer, (b) termination of employment with the Employer by reason of disability or death or (c) if the participant is affected by a termination or a partial termination of the Plan.

The Plan Administrator has determined that the sale of DMS on October 31, 2005 (the “DMS Transaction”) and the subsequent general and administrative cost reduction measures (the “G&A Cost Reductions”) resulted in a partial termination of the Plan, so participants whose employment with the Employer ceased due to the DMS Transaction or whose employment was involuntarily terminated in connection with the G&A Cost Reductions were fully vested in their Employer contribution accounts.

Employee before-tax, after-tax and rollover contributions are 100% vested and non-forfeitable at all times.

Distributions

Distributions as provided for in the Plan are made to plan participants or their beneficiaries upon the participant’s termination of employment, disability or death. Prior to May 1, 2002, participants could elect to receive their distributions in a lump sum, in periodic installment payments or in various annuity forms. From and after May 1, 2002, only lump sum distributions are available under the Plan. All distributions are made in cash, except that a participant may elect to have the portion of his or her account that is invested in the Stock Fund distributed in shares of Dynegy Inc. common stock.

Generally, a participant can defer the receipt of his or her distribution until April 1 of the calendar year following the later of the calendar year in which he or she reaches age 70-1/2 or the calendar year in which he or she terminates employment. However, an automatic lump sum distribution may be made upon termination of employment if the participant’s aggregate account balance is not in excess of $1,000.

The Plan permits a variety of in-service withdrawals. Any participant may withdraw amounts credited to his or her after-tax account and rollover account. A participant who has attained age 59- 1/2 may withdraw amounts from his or her before-tax account and the vested interest in his or her Employer contribution account. A hardship withdrawal is also permitted under the Plan. In addition, certain special in-service withdrawal rights apply to certain amounts that have been transferred to the Plan from other retirement plans.

Loans to Participants

The Plan allows participants to borrow from their Plan accounts an amount not to exceed the lesser of $50,000 (reduced by the excess of the highest outstanding balance of loans during the one-year period before the date the loan is made over the outstanding balance of loans on the date the loan is made) or 50% of the vested account balance (other than the portion of such account balance that is invested under the directed brokerage investment fund option). Interest is charged on these loans at a rate commensurate with interest rates charged by persons in the business of lending money for similar type loans.

All loans made will mature and be payable in full no earlier than one year and no later than five years from the date of the loan. An exception exists when the loan is used by the participant to acquire his or her principal residence. In this case, the loan will mature and be payable in full no earlier than one year and no later than ten years from the date of the loan. Loan repayments are made by payroll deductions authorized by the participant while the participant remains employed by the Employer or an affiliate. After termination of employment and before receiving a distribution from the Plan, a participant may continue to make loan payments directly to the Trustee. Principal and interest paid on the loan is credited to the participant’s account. The Trustee maintains a loan fund to hold the balances of participants’ loans.

Termination of the Plan

Subject to certain limitations, the right to amend, modify or terminate the Plan is reserved by the Company.

In the event the Plan is terminated, the assets of the trust fund will be liquidated and each participant will be entitled to receive the entire amount of his or her account.

Plan Changes and Amendments

Effective as of October 31, 2005, the Plan was amended to terminate the participation of DMS, to fully vest employees of DMS in their Employer contribution accounts and to provide for the rollover of outstanding loans for DMS employees who elected a direct rollover of their Plan benefits to a plan sponsored by Targa Resources, Inc. or its affiliates, the purchaser of DMS.

Effective October 31, 2005, DMS ceased to be a participating employer in the Plan.

Effective April 1, 2005, the Plan was amended to create a separate account for allocation of class action litigation settlement proceeds, including provisions for the investment, withdrawal and participant loan of such account.

Effective January 31, 2005, Sithe Energies, Inc. and Sithe Energies Power Services, Inc. became participating employers in the Plan.

Effective as of various dates during 2004 and 2005, the Plan was amended to clarify various provisions, including the creation of the separate account for catch–up contributions and the rights related to such account, the treatment of 12-hour shifts for the definition of Compensation, the recognition of past service for employees of Sithe Energies, Inc. and Sithe Energies Power Services, Inc., the definition of disability and related distribution provision, the administrative provisions for withdrawals and loans, and effective as of March 28, 2005, to reduce the automatic cash-out amount from $5,000 to $1,000.

Effective February 1, 2005, the Plan was amended to clarify the definition of eligible employee by narrowing exclusion for “nonresident alien” to “nonresident alien who receives no earned income from the Employer that constitutes income from sources within the United States.”

Effective January 1, 2005, the Plan was amended to provide that if the distribution of a participant’s vested interest from another qualified plan is made in connection with an acquisition of stock or the assets by the Employer, the participant’s loan under the other qualified plan may be contributed as rollover contribution to the Plan.

Effective January 1, 2004, the Plan was amended to provide that all eligible employees who are eligible to make before-tax contributions under the Plan and who have attained age 50 before the end of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Code. Catch-up contributions are not matched by Employer matching contributions.

Effective January 1, 2004, the Plan was amended to provide that if the distribution of a participant’s vested interest is made in connection with the sale of stock or the assets of the Employer, the participant’s loan under the Plan may be distributed solely as a direct rollover, to a trust for a qualified plan of the purchaser that will accept the loan as an investment.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying Plan financial statements are prepared on the accrual basis of accounting.

Investments

Participant loans included in the loan fund are valued at cost, which approximates fair value. Other investments are stated at fair value based on the latest quoted market price. Shares of mutual funds are valued at the net asset value of shares held by the Plan at the year end.

The investments held in the Dynegy Inc. Master Trust (Master Trust) are stated at fair value as determined by the Trustee based on the latest quoted market values of the underlying securities. Securities for which no quoted market value is available are valued at fair value as determined in good faith by or under the direction of the Trustee. The Plan’s interest in the market value of the Master Trust’s net assets is determined in accordance with a computational method agreed upon between the Plan Administrator and the Trustee. The Stock Fund and the Stable Value Fund, however, are identified with each plan holding assets in the Master Trust on an actual basis. At December 31, 2005 and 2004, the Plan’s interest in the Master Trust was approximately 60% and 55% respectively.

Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Income

Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at financial statement date). For the purpose of allocation to participants, the Stock Fund is valued by the Plan at its unit price (comprised of market price plus uninvested cash position) on the date of allocation and current unit price is used at the time of distribution to participants resulting in a realized gain or loss and is reflected in the income from the Plan’s investment in the Master Trust.

Investment income from the Plan’s investment in the Master Trust consists of the Plan’s proportionate share of the Master Trust’s interest and dividend income and investment income from net appreciation (depreciation) in fair value of investments.

The Trustee records dividend income as of the ex-dividend date and accrues interest income as earned. Realized gains and losses on security sales are computed on an average cost basis. Purchases and sales of securities are recorded on a trade-date-basis.

Expenses

Certain expenses incurred in the administration of the Plan and the related trusts are paid by the Employer. These expenses include fees and expenses of the consultants, auditors, and legal personnel.

Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated June 16, 2004, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended by subsequent amendments not covered by the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

Distribution of benefits

Distributions of benefits are recorded when paid.

3.	INVESTMENTS

Plan investments are received, invested and held by the Trustee. Individual investments that represent 5% or more of the Plan’s net assets available for benefits include:

	Fair value at December 31,
Investments at fair value as determined by quoted market price	2005		2004
Plan interest in Dynegy Inc. Master Trust	*$	28,345,464	$50,555,929
American Funds Group Fundamental Investors Fund		20,372,760	20,328,151
Vanguard Total Stock Market Index Fund		16,735,587	18,719,893
Vanguard Retirement Savings Trust		22,841,172	26,308,575
Vanguard Capital Opportunity Fund		12,469,584	13,580,007
Vanguard Global Equity Fund		8,912,714	6,433,060
Vanguard Target Retirement 2025 Fund		9,685,961	—

*	Includes both participant-directed and nonparticipant-directed investments. See Note 6.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $8,740,594 during 2005 as follows:

Year ended December 31, 2005
Plan interest in Dynegy Inc. Master Trust	$1,494,823
Registered investment companies	7,245,771

$8,740,594

4.	PARTICIPATION IN MASTER TRUST

Effective January 1, 2002, the assets of the Plan were held in the Master Trust, with other assets of qualified retirement plans sponsored by the Company, including the Dynegy Midwest Generation, Inc. 401(k) Savings Plan, Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered Under A Collective Bargaining Agreement, Dynegy Northeast Generation, Inc. Savings Incentive Plan, and Extant, Inc. 401(k) Plan.

The following information is presented for the Master Trust:

	December 31,
	2005	2004
Net Assets:
Investments at fair value:
Employer securities	$47,262,060	$57,054,305
Common collective trust	—	4,078,748
Registered investment companies	—	30,254,463
Receivables:
Employer contributions receivable	85,019	95,667
Fund units receivable	—	2,329
Accrued expenses	—	(5,860)
Fund units payable	—	(86,419)

	$47,347,079	$91,393,233

Investment income for the Master Trust is as follows:

Year ended December 31, 2005
Investment Income:
Net appreciation in fair value of investments:
Employer securities	$2,625,852
Registered investment companies	(836,306)

1,789,546
Dividends and interest	13,568

$1,803,114

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these qualify as parties-in-interest transactions. Fees paid during the year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

6.	NONPARTICIPANT-DIRECTED INVESTMENTS

All funds in the Plan are participant directed, with the exception that Employer matching and discretionary contributions are initially invested in the Stock Fund. Participants may diversify the investment of Employer matching and discretionary contributions after such amounts are initially credited to their accounts, subject to the limits contained in the Company’s insider trading policy.

Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits relating to the Stock Fund is as follows:

	December 31,
	2005	2004
Net assets:
Investments, at fair market value:
Employer securities	$28,345,464	$35,980,496
Employer contributions receivable	63,490	82,380

	$28,408,954	$36,062,876

Year ended December 31, 2005
Changes in Net Assets:
Contributions	$4,304,399
Net appreciation in fair value of investments	1,856,784
Dividends	4,619
Other income	661,387
Loan repayments	671,000
Benefit payments	(7,374,073)
Loan withdrawals	(576,358)
Administrative expenses	(5,197)
Transfers from participant-directed investments, net	(7,196,483)

$(7,653,922)

7.	COMMITMENTS AND CONTINGENCIES

Class action suit

In 2002, a class action complaint was filed in federal district court on behalf of participants holding common stock of the Company in the Plan during the period from April 1999 to January 2003. In general, the complaint alleged violations of ERISA in connection with the Plan, including claims that the Company’s Board and certain of its former officers, past members of its Benefit Plans Committee, former employees who served on a predecessor committee to its Benefit Plans Committee, and Vanguard Fiduciary Trust Company and CG Trust Company (trustees of the trust that held Plan assets for portions of the putative class period) breached their fiduciary duties to the Plan’s participants and beneficiaries in connection with the Plan’s investment in common stock of the Company – in particular with respect to Dynegy’s financial statements, Project Alpha, round-trip trades and the gas price index investigation. The lawsuit sought unspecified damages for the losses to the Plan, as well as attorney’s fees and other costs.

In July 2003, the Company filed a motion to dismiss the action. The judge entered an order on the Company’s motion in March 2004, dismissing several of the plaintiffs’ claims and all of the defendants except the Company and the members of the Benefit Plans Committee from January 2002 to January 2003, the substantially-reduced class period established by the order. An answer was filed to the plaintiff’s suit denying the remaining claims in April 2004. In May 2004, the judge ordered the parties to engage in mediation. The parties mediated for two months, and ultimately reached a settlement under which the defendants agreed to pay $30.75 million to the plaintiffs for a full and final release of all claims. In December 2004, the Court granted final approval of the agreement and the settlement was fully funded by insurance proceeds. The settlement funds were allocated to the Plan accounts of the class members on April 1, 2005.

DOL investigation

On July 24, 2002, the Plan Administrator received notification from the US Department of Labor (“DOL”), Employee Benefits Security Administration, of an investigation of the Plan under ERISA Section 504. The investigation relates to the Plan year ended December 31, 1998, and subsequent years. The Company continues to provide information as requested. In February 2005, Dynegy received a letter from the DOL indicating that, as a result of Dynegy’s recent settlement in the ERISA litigation, it intended to take no further action with respect to its investigation of the Plan.

SUPPLEMENTAL SCHEDULE

DYNEGY INC. 401(k) SAVINGS PLAN

EIN: 74-2928353     PN: 001

Schedule H, Line 4(i): - Schedule of Assets (Held at End of Year)

As of December 31, 2005

[a]	[b]	[c]	[d]	[e]
Party-in- interest	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Plan interest in Dynegy Inc. Master Trust	Master Trust	$33,323,092	$28,345,464
	American Funds EuroPacific Growth Fund	Registered Investment Company	**	5,902,435
	PIMCO Total Return Bond	Registered Investment Company	**	5,782,097
	AFG Fundamental Investors Fund	Registered Investment Company	**	20,372,760
*	Vanguard Capital Opportunity Fund	Registered Investment Company	**	12,469,584
*	Vanguard Global Equity Fund	Registered Investment Company	**	8,912,714
*	Vanguard Growth Equity Fund	Registered Investment Company	**	5,760,733
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	**	1,092,446
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	**	7,378,774
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	**	9,685,961
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	**	4,790,582
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	**	763,669
*	Vanguard Target Retirement Income Fund	Registered Investment Company	**	515,151
*	Vanguard Total Stock Market Investment Fund	Registered Investment Company	**	16,735,587
*	Vanguard Retirement Savings Trust	Common/Collective Trust	**	22,841,172
*	Participant Loans	Various maturities and interest rates ranging from 5%-10%	$—	2,921,185
Self-directed Brokerage Account:
	Summary of participant directed brokerage accounts	Various	**	540,662

			Total	$154,810,976

*	A party-in-interest to the Plan

**	Cost not required for participant directed investments

SIGNATURE

Dynegy 401 (k) Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

Dynegy Inc. 401(k) Savings Plan

By:	/s/ Julius Cox
Julius Cox, Chairman Dynegy Inc. Benefit Plans Committee

Date: June 28, 2006